                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           National Mercantile Bancorp
                           ---------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    636912107
                                 --------------
                                 (CUSIP Number)


                                Matthew B. Krush
                               Faegre & Benson LLP
                             2200 Wells Fargo Center
                               90 South 7th Street
                          Minneapolis, Minnesota 55402
                                 (612) 766-7000
       --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 6, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 636912107                                           PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91 as Amended
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    154,999
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    154,999
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         2 of 11

                                  SCHEDULE 13D
CUSIP NO. 636912107                                           PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad
    Created U/A dated 6/28/91, as Amended
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    154,999
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    154,999
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         3 of 11

                                  SCHEDULE 13D
CUSIP NO. 636912107                                           PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James O. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,363
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,363
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,363
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         4 of 11

                                  SCHEDULE 13D
CUSIP NO. 636912107                                           PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert C. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,364
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,364
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         5 of 11

                                  SCHEDULE 13D
CUSIP NO. 636912107                                           PAGE 6 OF 11 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William M. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,364
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,364
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         6 of 11

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock (the "Common Stock") of National Mercantile Bancorp, a California corporation (the "Issuer"), 1840 Century Park East, Los Angeles, California 90067.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91, as Amended (the "Revocable Trust of Carl R. Pohlad"), Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad, Created U/A dated 6/28/91, as Amended (the "Revocable Trust of Eloise O. Pohlad"), James O. Pohlad, Robert C. Pohlad and William M. Pohlad (collectively, the "Reporting Persons").

         Carl R. Pohlad is the sole trustee and the sole beneficiary of the Revocable Trust of Carl R. Pohlad. Carl R. Pohlad's principal occupation is as President and Director of Marquette Bancshares, Inc., a bank holding company which is located at 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402. Eloise O. Pohlad is the sole trustee and the sole beneficiary of the Revocable Trust of Eloise O. Pohlad. Eloise O. Pohlad has no principal occupation. James
O. Pohlad's principal occupation is as Executive Vice President and Director of Marquette Bancshares, Inc. Robert C. Pohlad is Vice Chairman and Chief Executive Officer of PepsiAmericas, Inc. (formerly Whitman Corporation), a Pepsi-Cola bottling company, which is located at 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402. William M. Pohlad is principally employed as the President and Chief Executive Officer of the River Road Entertainment, LLC, a media production company located at 60 South Sixth Street, Suite 4050, Minneapolis, MN 55402.

         The business address of each of the Reporting Persons is 60 South Sixth Street, Suite 3880, Minneapolis, MN 55402.

         During the last five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years been a party to a civil proceeding as a result of which any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Carl R. Pohlad, Eloise O. Pohlad, James O. Pohlad, Robert C. Pohlad, and William M. Pohlad are residents of the State of Minnesota and citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, Texas Financial Bancorporation, Inc. ("TFBI") sold, assigned and transferred to the Revocable Trust of Carl R. Pohlad 154,999 shares of the Common Stock. The consideration was paid with $98,937 in cash and a promissory note from the Revocable Trust of Carl R. Pohlad to TFBI for $890,434.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to the Revocable Trust of Eloise O. Pohlad 154,999 shares of the Common Stock. The consideration was paid with $98,937 in cash and a promissory note from the Revocable Trust of Eloise O. Pohlad to TFBI for $890,434.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to James O. Pohlad 84,725 shares of the Common Stock and 151,319 shares of 6.5% Series A Noncumulative Perpetual Convertible Preferred Stock (the



                                                                         7 of 11

"Preferred Stock") of the Issuer. The consideration was paid with $232,572 in cash and a promissory note from James O. Pohlad to TFBI for $2,093,144.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to Robert C. Pohlad 84,726 shares of the Common Stock and 151,319 shares of the Preferred Stock. The consideration was paid with $232,572 in cash and a promissory note from Robert
C. Pohlad to TFBI for $2,093,150.

         On August 6, 2001, pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to William M. Pohlad 84,726 shares of the Common Stock and 151,319 shares of the Preferred Stock. The consideration was paid with $232,572 in cash and a promissory note from William
M. Pohlad to TFBI for $2,093,150.

         The cash portion of the purchase price under each individual stock purchase was from the personal funds of the Reporting Person making such purchase.


ITEM 4.  PURPOSE OF TRANSACTION

         Each of the Reporting Persons acquired the shares of Preferred Stock and Common Stock such Reporting Person presently owns (the "Mercantile Stock") for investment. While none of the Reporting Persons have any contract or agreement to purchase shares of Mercantile Stock from any person, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Mercantile Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to the Reporting Persons, and subject to applicable restrictions in the Issuer's Articles of Incorporation, a Reporting Person will take such actions with respect to such Reporting Person's investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as such Reporting Person deems appropriate in light of the circumstances existing from time to time. Each Reporting Person may, and reserves the right to, sell some or all holdings of Mercantile Stock in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

         Except as set forth below, none of the Reporting Persons has any plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)- (b)

         The Revocable Trust of Carl R. Pohlad, the Revocable Trust of Eloise O. Pohlad, James O. Pohlad, Robert C. Pohlad and William M. Pohlad may be deemed to own 58% of the outstanding shares of Common Stock, as a group under Rule 13d-5(b) of the Securities Exchange Act of 1934. Each of the Reporting Persons disclaim beneficial ownership of the shares held by each other Reporting Person. The filing of this Form 13D shall not be construed as an admission that any Reporting Person is a beneficial owner of the shares owned by any other Reporting Person for the purposes of Sections 13, 14, and 16 of the Securities Exchange Act of 1934.

         TFBI transferred all of its Mercantile Stock to the Reporting Persons. TFBI is controlled by Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad, and Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad, which own 25.64% and 27.95% of the outstanding stock of TFBI, respectively. Carl R. Pohlad and Eloise O. Pohlad are the parents of James O. Pohlad, Robert C. Pohlad and William M. Pohlad.

         The Revocable Trust of Carl R. Pohlad owns 154,999 shares of Common Stock of the Issuer. The Revocable Trust of Carl R. Pohlad may be deemed to own 9.56% of the outstanding shares of Common Stock. Carl R. Pohlad as trustee of the Revocable Trust of Carl R. Pohlad,



                                                                         8 of 11
has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of Carl R. Pohlad, Carl R. Pohlad (individually or as trustee), nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         The Revocable Trust of Eloise O. Pohlad owns 154,999 shares of Common Stock of the Issuer. The Revocable Trust of Eloise O. Pohlad may be deemed to own 9.56% of the outstanding shares of Common Stock. Eloise O. Pohlad, as trustee of the Revocable Trust of Eloise O. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of Eloise O. Pohlad, Eloise Pohlad (individually or as trustee), nor, to the best of her knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         James O. Pohlad owns 84,725 shares of Common Stock of the Issuer and 151,319 shares of Preferred Stock of the Issuer. Each share of Preferred Stock is currently convertible into two shares of Common Stock. Accordingly, James O. Pohlad may be deemed to own 387,363 shares of Common Stock, or 20.1% of the outstanding shares of Common Stock. James O. Pohlad has sole voting and investment power as to these shares. Except as set forth herein, neither James
O. Pohlad nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         Robert C. Pohlad owns 84,726 shares of Common Stock of the Issuer and 151,319 shares of Preferred Stock of the Issuer. Each share of Preferred Stock is currently convertible into two shares of Common Stock. Accordingly, Robert C. Pohlad may be deemed to own 387,364 shares of Common Stock, or 20.1% of the outstanding shares of Common Stock. Robert C. Pohlad has sole voting and investment power as to these shares. Except as set forth herein, neither Robert
C. Pohlad nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         William M. Pohlad owns 84,726 shares of Common Stock of the Issuer and 151,319 shares of Preferred Stock of the Issuer. Each share of Preferred Stock is currently convertible into two shares of Common Stock. Accordingly, William
M. Pohlad may be deemed to own 387,364 shares of Common Stock, or 20.1% of the outstanding shares of Common Stock. William M. Pohlad has sole voting and investment power as to these shares. Except as set forth herein, neither William
M. Pohlad nor, to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

         (c) On August 6, 2001, the Reporting Persons acquired all of the Mercantile Stock described above. The Revocable Trust of Carl R. Pohlad and the Revocable Trust of Eloise O. Pohlad each paid $6.38308 per share of Common Stock. James O. Pohlad, Robert C. Pohlad and William M. Pohlad each paid $5.85741 per share of common stock and $12.09 per share of Preferred Stock. The purchases were consummated in Minneapolis, Minnesota pursuant to the terms of the various Stock Purchase Agreements dated as of July 24, 2001 between TFBI and the various Reporting Persons as discussed in Item 3 above. Neither any Reporting Person nor, to the best of any such Reporting Person's knowledge, any of the individuals named in Item 2, has effected any other transaction in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

         (e)      Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option



                                                                         9 of 11
agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit  Description
-------  -----------
99.1     Joint Filing Agreement among Carl R. Pohlad, as trustee of the
         Revocable Trust of Carl R. Pohlad, Eloise O. Pohlad, as Trustee of the
         Revocable Trust of Eloise O. Pohlad, James O. Pohlad, Robert C. Pohlad
         and William M. Pohlad, dated as of August 16, 2001.

99.2     Promissory Note, dated August 6, 2001 from Revocable Trust of Carl R.
         Pohlad Created U/A dated 6/28/91, as Amended to Texas Financial
         Bancorporation.

99.3     Promissory Note, dated August 6, 2001 from Revocable Trust of Eloise O.
         Pohlad Created U/A dated 6/28/91, as Amended to Texas Financial
         Bancorporation.

99.4     Promissory Note, dated August 6, 2001 from Robert C. Pohlad to Texas
         Financial Bancorporation.

99.5     Promissory Note, dated August 6, 2001 from William M. Pohlad to Texas
         Financial Bancorporation.

99.6     Promissory Note, dated August 6, 2001 from James O. Pohlad to Texas
         Financial Bancorporation.



                                                                        10 of 11

SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


August 16, 2001                        /s/ Carl R. Pohlad
-----------------------------          -----------------------------------------
            Date                                      Signature


                                       Carl R. Pohlad, Trustee of Revocable
                                       Trust of Carl R. Pohlad
                                       Created U/A dated 6/28/91
                                       -----------------------------------------
                                                      Name/Title


                                       /s/ Eloise O. Pohlad
                                       -----------------------------------------
                                                      Signature


                                       Eloise O. Pohlad, Trustee of Revocable
                                       Trust of Eloise O. Pohlad
                                       Created U/A dated 6/28/91
                                       -----------------------------------------
                                                      Name/Title


                                       /s/ James O. Pohlad
                                       -----------------------------------------
                                       James O. Pohlad


                                       /s/ Robert C. Pohlad
                                       -----------------------------------------
                                       Robert C. Pohlad


                                       /s/ William M. Pohlad
                                       -----------------------------------------
                                       William M. Pohlad



                                                                        11 of 11